Exhibit 4.23
Dated 2018
(1) SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION and (2) DATANG telecom technology & industry holdings co., ltd. and (3) DATANG HOLDINGS (HONGKONG) INVESTMENT COMPANY LIMITED
SUBSCRIPTION AGREEMENT relating to the exercise of pre-emptive right in connection with the issue of 61,526,473 Shares in the share capital of Semiconductor Manufacturing International Corporation

Table of Contents

Clause		Page
1	DEFINITIONS AND INTERPRETATION	1
2	SUBSCRIPTION	4
3	CONDITIONS OF SUBSCRIPTION	4
4	COMPLETION OF THE SUBSCRIPTION	5
5	UNDERTAKINGS OF THE SUBSCRIBER AND THE COMPANY	6
6	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS	7
7	INDEMNITY	15
8	TERMINATION	16
9	PUBLIC COMMUNICATION	17
10	TIME OF THE ESSENCE	18
11	NOTICES	18
12	MISCELLANEOUS	19
13	APPLICABLE LAW AND JURISDICTION	19

THIS SUBSCRIPTION AGREEMENT is made on 2018

BETWEEN:

(1)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION, a company duly incorporated in the Cayman Islands whose principal place of business in Hong Kong is at Suite 3003, 30th Floor, 9 Queen’s Road Central, Hong Kong (the “Company”);

(2)

DATANG telecom technology & industry holdings co., ltd., a company established in the People’s Republic of China whose principal place of business is 18/F Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong (“Datang Telecom”); and

(3)

DATANG HOLDINGS (HONGKONG) INVESTMENT COMPANY LIMITED, a company duly incorporated in Hong Kong whose principal place of business is 18/F Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong (the “Subscriber”).

WHEREAS:

(A)

The Company, J.P. Morgan Securities Plc and Deutsche Bank AG, Hong Kong Branch (as Joint Placing Agents) entered into a placing agreement (the “Placing Agreement”) dated November 29, 2017 in relation to the placing (the “Placing”) of 241,418,625 Shares (the “Marketed Shares”).

(B)

Pursuant to the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom (as amended by the supplemental agreement dated August 22, 2014 entered into among the Company, Datang Telecom and the Subscriber), if the Company proposes to issue new Shares or securities convertible into Shares, Datang Telecom has a pre-emptive right to subscribe for (i) a pro rata portion of such new securities issued which is equivalent to the percentage of the issued share capital of the Company then owned by Datang prior to the issue of such securities or (ii) should such issue of new Shares or securities convertible into Shares result in a single investor or investor group acting in concert beneficially owning more Shares than Datang and its wholly-owned subsidiary, one Share more than the number of Shares proposed to be beneficially owned by such prospective largest shareholder of the Company. In connection with the placing of the Marketed Shares, the Company notified Datang Telecom in writing on November 29, 2017 specifying the numbers and type of securities to be offered and the subscription price of the proposed offer. Datang Telecom delivered a notice to the Company to exercise its pre-emptive right to subscribe for the Subscription Shares on December 13, 2017.

(C)

Datang Telecom, the Subscriber and the Company have agreed that the Company shall issue and Datang Telecom, through the Subscriber, shall subscribe for the Subscription Shares on and subject to the terms and conditions of this Agreement and on and subject to substantially the same terms as that of the Placing Agreement.

NOW IT IS HEREBY AGREED as follows:

1	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement (including the recitals), the following expressions shall, unless the context requires otherwise, have the following meanings:

“2016 Bonds” means the US$450,000,000 zero coupon convertible bonds due 2022 issued on July 7, 2016 by the Company;

“Affiliate” means any person that directly or indirectly controls or is controlled by the Subscriber;

“Agreement” means this subscription agreement (as may be amended or varied from time to time by an agreement in writing duly executed by the Parties);

“Announcement” means the announcement to be issued by the Company as soon as possible following the execution of this Agreement pursuant to the requirements under the Listing Rules relating to, amongst other things, the Subscription;

“Associate” has the meaning ascribed thereto in the Listing Rules;

“Business Day” means any day (excluding a Saturday) on which banks are generally open for business in Hong Kong;

“CCASS” means the Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited;

“China IC Fund” means 國家集成電路產業投資基金股份有限公司 (China Integrated Circuit Industry Investment Fund Co., Ltd.), a company established under PRC laws;

“China IC Fund Pre-Emptive Securities” means any Shares or perpetual subordinated convertible securities convertible into Shares to be issued to China IC Fund (or any Shares to be issued thereunder) pursuant to any exercise of its pre-emptive right in connection with the issuance of any Shares or Securities as will result in China IC Fund’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issuance of such Shares and Securities, under the share purchase agreement dated February 12, 2015 between China IC Fund and the Company;

“Closing Date” means the fifteen (15th) Business Day after the date upon which the last of the Conditions to be satisfied shall have been so satisfied or waived or such other time and/or date as the Subscriber and the Company may agree in writing;

“Companies Ordinance” means the Companies Ordinance (Cap 622 of the Laws of Hong Kong) for the time being in force;

“Conditions” means the conditions to completion of the Subscription set out in Clause 3.1;

“Directors” means the directors of the Company for the time being;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“General Rules” means the General Rules of CCASS from time to time in force;

“Group” means the Company and its subsidiaries and the expression “member of the Group” shall be construed accordingly;

“HK$” means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Committee” means the listing sub-committee of the board of directors of the Stock Exchange;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Material Adverse Effect” means a material adverse effect upon the financial or trading condition or the earnings, net assets, business affairs or business prospects (whether or not arising in the ordinary course of business) or properties of the Company or of the Group (taken as a whole) or would adversely affect the ability of the Company to perform its obligations under this Agreement or which is material in the context of the issue of the Subscription Shares;

“Participant” means a person admitted for the time being by Hong Kong Securities Clearing Company Limited as a participant of CCASS;

“Parties” means the named parties to this Agreement and their respective successors and permitted assigns and “Party” means each one of them;

“PRC” means the People’s Republic of China;

“Relevant Securities” means the Subscription Shares, the Subscription Securities (or any Shares to be issued thereunder) and the China IC Fund Pre-Emptive Securities;

“Securities” means the perpetual subordinated convertible securities convertible into Shares issued by the Company pursuant to the subscription agreement dated November 29, 2017 entered into between the Company, Barclays Bank Plc, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc, which expression shall, where the context so admits, include Securities evidenced by a global certificate representing the Securities;

“Securities Act” means the U.S. Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“SFC” means the Securities and Futures Commission;

“SFO” means the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong) for the time being in force;

“Shareholders’ Meeting” means a shareholders’ meeting of the Company to consider and approve, amongst other things, the Subscription;

“Shares” means the ordinary shares of US$0.004 each in the share capital of the Company;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited;

“Subscription” means the subscription by the Subscriber for the Subscription Shares on and subject to the terms and conditions set out in this Agreement;

“Subscription Monies” means the Subscription Price multiplied by the number of Subscription Shares in the aggregate sum of HK$655,256,937.45;

“Subscription Price” means HK$10.65 per Share, being the same price as the subscription price for the placing of the Marketed Shares;

“Subscription Securities” means the US$200,000,000 2.00 per cent. perpetual subordinated convertible securities to be issued to Subscriber pursuant to a subscription agreement entered into between the Company, Datang Telecom and the Subscriber on or about the date of this Agreement;

“Subscription Shares” means 61,526,473 new Shares to be issued by the Company under the Subscription;

“subsidiary” has the same meaning as in Section 15 of the Companies Ordinance;

“Takeovers Code” means the Hong Kong Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC;

“Taxation” mean all forms of taxation whether of Hong Kong or elsewhere in the world whenever imposed and all statutory, governmental, state, provincial, local governmental or municipal impositions, duties and levies and all penalties, charges, costs and interests relating thereto;

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia; and

“US$” means United States dollars, the lawful currency of the United States.

1.2

In this Agreement, references to any statute, statutory provision, Listing Rule or a rule of the Takeovers Code include a reference to that statute, statutory provision, Listing Rule or a rule of the Takeovers Code as from time to time amended, extended or re-enacted.

1.3

In this Agreement, references to persons include references to bodies corporate, references to singular include references to the plural and vice versa; and words denoting one gender only shall include other genders.

1.4	Headings are inserted for convenience only and shall not affect the interpretation of this Agreement.
1.5	All references in this Agreement in relation to any time, date or period shall mean Hong Kong time.
1.6	References to Clauses, Sub-clauses and the Schedule are references to clauses and sub-clauses of and schedules to this Agreement.
2	SUBSCRIPTION
2.1

Datang Telecom agrees to subscribe, through the Subscriber as principal for, and the Company agrees to issue, the Subscription Shares at the Subscription Price, amounting to a total subscription price of HK$655,256,937.45, free from all liens, charges, security interests, encumbrances and adverse claims on the terms and subject to the conditions set out in this Agreement.

2.2

The Company agrees that the Subscription Shares shall, when fully paid, rank pari passu in all respects with the other Shares in issue or to be issued by the Company on or prior to the date of completion of the Subscription including the rights to all dividends and other distributions declared, made or paid at any time after the date of allotment.

3	CONDITIONS OF SUBSCRIPTION
3.1	Completion of the Subscription is conditional upon the fulfilment of the following conditions:

3.1.1

the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares (and such listing and permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Subscription Shares under Clause 4.3 hereof);

3.1.2

the Company having obtained the approval of the shareholders of the Company (Datang Telecom, the Subscriber and their associates having abstained from voting) at the Shareholders’ Meeting for the issue of the Subscription Shares by the Company; and

3.1.3

the subscription of the Subscription Shares by the Subscriber shall not be prohibited by any law or governmental order or regulation and the Subscriber shall have obtained all necessary government approvals or consent for subscription of the Subscription Shares.

3.2

The Company shall, as soon as is reasonably practicable (1) take such steps as are necessary to hold the Shareholders’ Meeting with a view to obtain the approvals required under Condition 3.1.2; and (2) apply to the Stock Exchange for the granting of listing of, and permission to deal in, the Subscription Shares after the signing of this Agreement and the Company shall use its reasonable endeavours to obtain the granting of such listing and permission to deal by the Listing Committee of the Stock Exchange as soon as is reasonably practicable. The Company shall furnish such information, supply such documents, pay such fees and do all such acts and things as may reasonably be required by the Subscriber, SFC and/or the Stock Exchange in connection with the fulfilment of the Conditions in Clauses 3.1.1 and 3.1.2 and the Subscriber shall do all such acts and things as may reasonably be required for the satisfaction of the Condition in Clause 3.1.3. The Subscriber shall provide the Company with such necessary assistance as may be reasonably requested by the Company in connection with the fulfilment of the Conditions set out in Clauses 3.1.1 and 3.1.2 and the Company shall provide such necessary assistance as may be reasonably requested by the Subscriber in connection with the fulfilment of the Condition set out in Clause 3.1.3.

4	COMPLETION OF THE SUBSCRIPTION
4.1

Completion of the Subscription shall take place on the Closing Date at 10:00 a.m. (Hong Kong time) at the office of DLA Piper Hong Kong, 17th Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, or such other time, date and/or place as the Subscriber and the Company may agree in writing.

4.2

At completion of the Subscription, the Subscriber shall pay or shall procure the payment of the Subscription Monies, amounted to HK$655,256,937.45, by electronic funds transfer to the bank account, bank and bank address as specified by the Company in writing at least fifteen (15) Business Days prior to the Closing Date.

4.3	Against compliance with the provisions of Clause 4.2, the Company shall:
4.3.1	deliver to the Subscriber a copy of the approval for the listing of, and permission to deal in the Subscription Shares duly obtained from the Stock Exchange;
4.3.2	forthwith duly allot and issue to the Subscriber (or as it may direct) the Subscription Shares and shall promptly register without registration fee the

Subscriber and/or its nominees as members in respect of the Subscription Shares; and
4.3.3

at the option of the Subscriber, either (i) deliver to the Subscriber (or as it may direct) the definitive certificates in respect of the Subscription Shares in favour of the Subscriber and/or its nominees or (ii) deposit the same into the account of the relevant Participant with whom the Subscriber has accounts in accordance with the Subscriber’s instructions.

5	UNDERTAKINGS OF THE SUBSCRIBER AND THE COMPANY
5.1

The Company shall promptly make all notifications, registrations and filings as may from time to time be required in relation to the Subscription Shares and the transactions contemplated under this Agreement including, without prejudice to the generality of the foregoing, the filings with the Stock Exchange.

5.2

The Subscriber and the Company shall make all appropriate disclosures pursuant to, and will comply in all respects with all applicable laws, regulations and directions (including without limitation the Listing Rules, the Takeovers Code and the SFO) and all requirements of the Stock Exchange, the SFC or any other applicable regulatory body in connection with the Subscription.

5.3

The Company undertakes and agrees that up to the Closing Date it will forthwith notify the Subscriber of any change affecting, or if at any time anything has occurred which would or would be likely to render untrue, inaccurate, misleading or breached in any respect, any of the representations, warranties and undertakings referred to in Clause 6.2. The Company shall procure that particulars of every significant new factor known to it which are capable of materially and adversely affecting the Subscription and which arises between the date hereof and the Closing Date shall be promptly provided to the Subscriber.

5.4

The Company undertakes with the Subscriber that it shall use reasonable endeavours to do all such other acts and things as may be reasonably required to be done by it to carry into effect the issue of the Subscription Shares in accordance with the terms of this Agreement.

5.5

The Company undertakes to the Subscriber that for a period commencing on the date of this Agreement and ending on the date falling on 90 days after the date hereof (inclusive), the Company will not, except for the issue of (1) the Relevant Securities; (2) any Shares issuable under the Securities,  the Subscription Securities and the 2016 Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of this Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the Current Market Price (as defined in the Terms & Conditions of the Securities) is less than US$100,000,000 and (B) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this Clause prior to any such issue:

5.5.1

allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interests in Shares; or

5.5.2	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in Clause 5.5.1 above; or
5.5.3	announce any intention to enter into or effect any such transaction described in Clauses 5.5.1 or 5.5.2 above,

without first having obtained the written consent of the Subscriber (such consent not to be unreasonably withheld or delayed).

For the avoidance of doubt, any additional lock-up undertaking entered into pursuant to Clause 5.5 shall only be for a period of 90 days from the date of this Agreement.

6	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS
6.1	In consideration of the Company entering into this Agreement and agreeing to perform its obligations hereunder, the Subscriber hereby represents, warrants and undertakes to the Company as follows:
6.1.1

Consents: all regulatory and judicial consents, approvals, orders or qualifications required to be obtained or made under all relevant jurisdictions for the Subscription or the consummation of the transactions contemplated by this Agreement will be duly obtained and in full force and effect on the Closing Date;

6.1.2

Incorporation: the Subscriber is duly incorporated and validly existing under the laws of the place of its incorporation and the Subscriber has the power under its constitutional documents to enter into this Agreement and this Agreement (and its performance) has been duly authorised (such authorisation remaining in full force and effect) and executed by, and constitutes valid and legally binding and enforceable obligations of the Subscriber in accordance with its terms;

6.1.3

Non-public information: save for the matters set out in the Announcement, the Subscriber is not in possession of any non-public information relating to the Company, any other member of the Group or their respective businesses the release of which would materially affect the trading price of the Shares;

6.1.4

Insider Dealing: the Subscriber has not been, is not and will not be at any time engaged in insider dealing for the purposes of the SFO in connection with the Subscription and the related transactions entered into or to be entered into pursuant to this Agreement;

6.1.5

No Unlawful Payments: none of the Subscriber nor any director, officer or employee of, and to the best knowledge of the Subscriber (after due and careful enquiry), any agent, affiliate of or other person acting on behalf of the Subscriber, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the  “FCPA”), or any other applicable anti-bribery or anti-corruption law or regulation similar to the FCPA (including but not limited to, the UK Bribery Act of 2010), in any other jurisdiction in which the Subscriber operates including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or any other similar applicable anti-bribery or anti-corruption law or regulation of any such other jurisdiction; the Subscriber and its Affiliates has conducted their businesses in compliance with the FCPA and any other similar applicable anti-bribery or anti-corruption law or regulation of any such other jurisdiction and have instituted and maintain policies and procedures designed to ensure continued compliance with, and prevent violation of, such laws, rules and regulations;

6.1.6

Sanctions: none of the Subscriber and its Affiliates, nor any director, officer or employee of, and to the best knowledge of the Subscriber (after due and careful enquiry), any agent, affiliate of or other person acting on behalf of the Subscriber:

(i)

is an individual or entity (a “Person”) currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Government (including but not limited to the designation as a “specially designated national” or “blocked person” thereunder) or any sanctions or requirements imposed by, or based upon the obligations or authorisations set forth in, the U.S. Trading With The Enemy Act, the U.S. International Emergency Economic Powers Act, the U.S. United Nations Participation Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions Accountability and Divestment Act and Section 1245 of the National Defense Authorization Act for Fiscal Year 2012, the U.S. Syria Accountability and Lebanese Sovereignty Act, or the Iran Threat Reduction and Syria Human Rights Act of 2012, all as amended, or any Executive Orders issued in relation to the imposition of sanctions, or any sanctions or measures imposed by the United Nations Security Council, the European Union or Her Majesty’s Treasury (“HMT”) (collectively, the “Sanctions”);

(ii)	is located, organised or operating in a country or territory that is the subject of Sanctions;
(iii)

has for the past five years engaged in, and is now engaged in any dealings or transactions with any government, person, entity or project targeted by, or located in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions;

(iv)	is or has been in violation of or subject to an investigation relating to any Sanctions; and
6.1.7	Anti-money Laundering: the operations of the Subscriber and its Affiliates are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction and in each other jurisdiction in which such entity, as the case may be, conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Subscriber or its Affiliates with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Subscriber (after due and careful enquiry), threatened.

6.2	The Company represents, warrants and undertakes to the Subscriber as follows:
6.2.1

Announcement: all statements of fact contained in the Announcement (including but not limited to the disclosure on the use of proceeds) are true and accurate in all material respects as at the date of its publication and all statements of opinion, intention, expectation or estimates of the Directors in relation to the Company and/or any other member(s) of the Group contained therein (if any) are truly and honestly held and have been made on reasonable grounds after due and careful consideration, and the Announcement do not include an untrue statement of a material fact or omit to state a fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect;

6.2.2

No non-public information: save for the matters set out in the Announcement, the Company is not in possession of any non-public information relating to the Company, any other member of the Group or their respective businesses the release of which would materially affect the trading price of the Shares and there is not in existence any material or information relating to the Company which will be required to be but has not been disclosed by the Company under the Listing Rules or the Exchange Act. Without prejudice to the generality of the foregoing, there is no material information (including, without limitation, any information regarding any material adverse change or prospective material adverse change in the condition of, or any actual, pending or threatened litigation, arbitration or similar proceeding involving, the Group) that is not described in the documents published by the Company, including the most recent annual or interim reports or subsequent public information releases (the “Company Information”) which information is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Group; the Company Information does not include any untrue statement of a material fact or omit to state any fact necessary in order to make the statements therein not misleading in any material respect;

6.2.3

Information: all information (whether oral, written, electronic or in any other form) supplied by or on behalf of the Company, any other member of the Group or any of their respective officers, directors, employees or advisers, for the purpose of or in connection with the Subscription or the Company and all publicly available information and records of the Company (including information contained in annual reports, statutory filings and registrations) is and was, when supplied or published, true and accurate in all material respects and not misleading in any material respect;

6.2.4

Litigation: save as disclosed in the Company Information, there is no claim, litigation, arbitration, prosecution or other legal proceedings or investigation in progress or pending or threatened against any member of the Group or any of its properties or (as far as the Company is aware) the Company’s executive directors, officers or employees nor, so far as the Company is aware, is there any claim or any facts or circumstances of a material nature which would give rise to a claim against any member of the Group or any of its properties or the Company’s executive director, which in any such case would result in a Material Adverse Effect;

6.2.5

No material adverse change: save as disclosed in the Company Information, there has been no material adverse change, or any development involving or reasonably likely to involve a prospective material adverse change, in the condition, financial, trading, or the earnings, net assets, business affairs or business prospects (whether or not arising in the ordinary course of business) or properties of the Company or the Group as a whole since 31 December 2016;

6.2.6

Incorporation: each member of the Group is duly incorporated and validly existing under the laws of the place of its incorporation and each member of the Group has power to own its assets and to conduct its business in the manner presently conducted and there has been no petition filed, order made or effective resolution passed for the liquidation or winding up of the Company or any member of the Group;

6.2.7

Approvals: each member of the Group has obtained such authorisations and licences (if any) as are required under the provisions of any applicable law in connection with the operation of its business and there is no breach by any member of the Group of the provisions of any ordinance, statute or regulation governing such authorisations or licences nor is there any reason why any such authorisation or licence should be withdrawn or cancelled, in each case other than any authorisation and licence the lack of which would not result in a Material Adverse Effect;

6.2.8

Laws and Listing Rules: the Company is not in breach of any rules, regulations or requirements of the Stock Exchange and, in particular, the Company has complied at all times with the disclosure requirements under the Listing Rules, save for any breach or non-compliance which is not material in the context of the Subscription, and, other than the Conditions, all necessary consents (if any) have been obtained from the Stock Exchange and other authorities to complete the Subscription in the manner contemplated;

6.2.9

No order or judgment: save as disclosed in the Company Information, there is no order, decree or judgement of any court or governmental agency or regulatory body outstanding or anticipated against any member of the Group which would result in a Material Adverse Effect;

6.2.10	No default:

(i)

save as disclosed in the Company Information, no outstanding indebtedness of any member of the Group has become payable or repayable by reason of any default of any member of the Group and no event has occurred or is impending which may result in such indebtedness becoming payable or repayable prior to its maturity date, in a demand being made for such indebtedness to be paid or repaid or in any step being taken to enforce any security for any such indebtedness of any member of the Group, in each case which is material in the context of the Subscription; and

(ii)

save as disclosed in the Company Information, no member of the Group is a party to or under any obligation which is material and which is of an unusual or unduly onerous nature; no member of the Group is in breach of or in default of its constitutional documents or any contract or agreement which may have or has had a Material Adverse Effect; neither this Agreement nor the Subscription will constitute or give rise to a breach of or default under the constitutional documents or any agreement or other arrangement to which any member of the Group is party or give rise to any rights of any third party in respect of any assets of the Company or of the Group, in each case which is material in the context of the Subscription;

6.2.11

Financial Statements: the audited consolidated accounts for the Group for the financial year ended on 31 December 2016, the unaudited consolidated financial statements of the Group as at and for the six months ended 30 June 2017 and the unaudited consolidated financial statements of the Group as at and for the three months ended 30 September 2017, a copy of which has been provided to the Subscriber prior to the execution of this Agreement:

(i)	have been prepared on a recognised and consistent basis and in accordance with International Financial Reporting Standards; and
(ii)	comply with applicable ordinances, statutes and regulations and show a true and fair view of the state of affairs of the Group and of its results for the period in question;
6.2.12

Validity of Contracts: the Company has power under its constitutional documents to permit its entry into, and perform its obligations under, this Agreement in the manner set out herein and this Agreement (and its performance) has been duly authorised (such authorisation remaining in full force and effect) and executed by, and constitutes legally binding and enforceable obligations of the Company in accordance with its terms, subject to the laws relating to bankruptcy, insolvency, liquidation, possessory liens, rights of set off, reorganisation, amalgamation, merger, consolidation, moratorium or any other laws or legal procedures, whether of a similar nature or otherwise, generally affecting the rights of creditors, and general principles of equity; there is no authorisation, consent, approval, licence or notification required for the Subscription either from governmental, regulatory or other public bodies (including, without limitation, the Stock Exchange except for the approval for the listing of and permission to deal in the Subscription Shares by the Stock Exchange) or authorities or courts or from any third party pursuant to any contractual or other arrangement to which the Company or any other member of the Group is a party, except for those which have been, or will on or prior to the Closing Date be, obtained;
6.2.13

Compliance: the compliance by the Company with all of the provisions of this Agreement, as well as the consummation of the transactions herein contemplated (including but not limited to the allotment and issuance of the Subscription Shares) will not conflict with or result in a breach or violation of, or result in any third party consent (other than the approval of the Stock Exchange as set out in the Conditions) being required under, any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument, decree, regulation or law to or by which any member of the Group is a party or to which any of the property or assets of any member of the Group is subject, or any statute or any order, rule or regulation, including, without limitation, to the extent applicable, the Companies Ordinance, the Listing Rules, all other applicable laws, rules and regulations or any judgment, decree or order of any court or governmental agency or body having jurisdiction over any member of the Group or the property or assets of any member of the Group;

6.2.14

Pre-emptive Rights and Options: except for the Relevant Securities, any Shares issuable Securities, the Subscription Securities and the 2016 Bonds, the employee share options and restricted share units and restricted shares of the Company in issue as at the date of this Agreement, no unissued share capital of any member of the Group is under any option or agreed conditionally or unconditionally to be put under any option and, other than the Subscriber and China IC Fund, no person has an outstanding warrant, pre-emptive right or any other right of any description to require Shares to be allotted or issued by any member of the Group;

6.2.15

No insider dealing: the Company has not been, is not and will not be at any time engaged in insider dealing for the purposes of the SFO in connection with the Subscription and the related transactions entered into or to be entered into pursuant to this Agreement; neither the Company nor any person acting on behalf of the Company or under the control of the Company has taken or will take, directly or indirectly, any action designed or which was designed, or which constitutes or has constituted or might reasonably be or have been expected to cause or result in, stabilisation or manipulation of the price of any Shares or other securities of the Company to facilitate the Subscription;

6.2.16

Anti-Money Laundering: the operations of the Company and each member of the Group and, to the best of the knowledge of the Company and after due and careful enquiry, any of the Company’s jointly controlled entities are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction and in each other jurisdiction in which such entity, as the case may be, conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any member of the Group and any of their jointly controlled entities of the Company with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company (after due and careful enquiry), threatened;

6.2.17

No Unlawful Payments: neither the Company, nor any member of the Group, nor any director or officer of, nor to the best knowledge of the Company (after due and careful enquiry), any employee, agent, affiliate of or other person associated with or acting on behalf of the Company or any member of the Group, (i) has used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) has made or taken an act in furtherance of an offer, promise or authorisation of any direct or indirect unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organisation, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law or regulation or (iv) has made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit; and the Issuer and every member of the Group has conducted their businesses in compliance with the FCPA and any other similar applicable anti-bribery or anti-corruption law or regulation of any such other jurisdiction and have instituted and maintain and enforce policies and procedures designed to promote and ensure continued compliance with, and prevent violation of, such laws, rules and regulations;

6.2.18

Sanctions: neither the Company, nor any members of the Group, nor any director or officer of, nor to the best knowledge of the Company (after due and careful enquiry), any employee, agent, affiliate of or other person acting on behalf of the Company or any member of the Group:

(i)

is an individual or entity (a “Person”) currently subject to or the target of any sanctions administered or enforced by the U.S. Government (including but not limited to the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including without limitation, the designation as a “specially designated national” or “blocked person”) or any sanctions or requirements imposed by, or based upon the obligations or authorisations set forth in, the U.S. Trading With The Enemy Act, the U.S. International Emergency Economic Powers Act, the U.S. United Nations Participation Act, the Iran Sanctions Act, the Comprehensive Iran Sanctions Accountability and Divestment Act and Section 1245 of the National Defense Authorization Act for Fiscal Year 2012, the U.S. Syria Accountability and Lebanese Sovereignty Act, or the Iran Threat Reduction and Syria Human Rights Act of 2012, all as amended, or any

Executive Orders issued in relation to the imposition of sanctions, or any sanctions or measures imposed by the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, the “Sanctions”);

(ii)

is located, resident, organised or operating in a country, region or territory that is the subject or target of Sanctions, including, without limitation, the Crimea region, Cuba, Iran, North Korea, Sudan and Syria (each, a “Sanctioned Country”);

(iii)

has for the past five years engaged in, or is now engaged, in any dealings or transactions with any government, person, entity or project that at the time of the dealing or transaction is or was the subject or target of Sanctions or with any Sanctioned Country; or

(iv)	is or has been in violation of or subject to an investigation relating to any Sanctions;
6.2.19

Use of Proceeds: neither the Company nor any member of the Group will directly or indirectly use the proceeds of the Subscription hereunder, or lend, contribute or otherwise make available all or part of such proceeds to any subsidiary, joint venture partner or other Person:

(i)	to fund or facilitate any activities of or business with any Person that, at the time of such funding or facilitation, is subject or the target of any Sanctions;
(ii)	to fund or facilitate any activities of or business in any Sanctioned Country;
(iii)

in any other manner that would result in a violation by any Person (including any Person participating in the offering, whether as underwriter, adviser, investor or otherwise) of any Sanctions, any Anti-Money Laundering Laws or any anti-bribery laws as set out in Clause 6.2.16; and

6.2.20

Environmental Laws: each member of the Group has complied in all respects with all applicable Environmental Laws, save where any non-compliance would not have a Material Adverse Effect. For the purpose of this Clause 6.2.20, “Environmental Laws” means any and all supra-national, national, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licences, agreements or other governmental restrictions relating to the protection of the environment (including, without limitation, human, animal and plant life, ambient air, surface water, ground water, or land), the protection of property and proprietary rights or for the compensation of harm to the environment whether by clean-up, remediation, containment or other treatment or the payment of monies to any competent authority.

6.3	The Subscriber hereby undertakes to the Company to subscribe for the Subscription Shares subject to the Memorandum and Articles of Association of the Company and the terms of this Agreement.

6.4

The representations, warranties and undertakings set out in this Clause 6 are given as at the date hereof and repeated on the Closing Date, with reference in each case to the facts and circumstances then subsisting. Each of the Subscriber and the Company undertakes to notify each other of any matter or event coming to its attention prior to the completion of the Subscription which shows or may show any of the representations, warranties and undertakings set out in Clause 6 to be or to have been untrue, inaccurate or misleading.

6.5	The rights and remedies of each Party in respect of the representations, warranties and undertakings referred to in this Clause 6 shall not be affected by:
6.5.1	completion of the Subscription;
6.5.2	any investigation made into the affairs of any Party or any knowledge held or gained of any such affairs by or on behalf of the other Parties; or
6.5.3	termination of this Agreement or any event or matter whatsoever, other than a specific and duly authorised written waiver or release by the other Parties.
7	INDEMNITY
7.1

The Company undertakes to the Subscriber and each of its respective agents, subsidiaries, affiliates or associated companies, their respective directors, officers, employees and agents including, but not limited to, the directors, officers, employees and controlling persons within the meaning of the Securities Act, as the case may be, of the Subscriber and each of its respective affiliates within the meaning of the Securities Act or the Exchange Act (and shall include the partners of any such affiliates) (the “Indemnified Parties”) for themselves and on trust for each of the other Indemnified Parties, to indemnify, hold harmless and keep fully indemnified, on demand, each of the Indemnified Parties (on an after-Taxation basis) against all or any costs, expenses (including legal fees), fees, claims, claims, actions, liabilities, demands, proceedings or judgments (including, but not limited to, all such losses, costs, fees, charges or expenses suffered or incurred in disputing or defending any claims, actions, liabilities, demands, proceedings or judgments (the “Proceedings”) and/or in establishing its rights to be indemnified pursuant to this Clause 7 and/or in seeking advice in relation to any Proceedings brought or established or threatened to be brought or established against any of the Indemnified Parties or by any governmental agency, regulatory body or other person (the “Losses”) directly or indirectly arising out of or in connection with or based on any breach or alleged breach of any of the representations, warranties and undertakings contained in this Agreement.

7.2

The indemnities contained in Clause 7.1 shall remain in full force and effect notwithstanding completion of each of the Subscription in accordance with the terms and conditions herein contained, shall be in addition to any liability which the Company may have and shall extend to include all costs, charges and expenses which the Subscriber and/or any of the Indemnified Parties may reasonably incur or pay in disputing, settling or compromising any matter to which the indemnity might relate and in establishing the right to indemnification pursuant to this Clause 7 in respect of any matter. The Company shall not, without the prior written consent of the Subscriber, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the

Indemnified Parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out of such claim, action, suit or proceeding.

7.3

If the Subscriber becomes aware of any claim which is relevant for the purposes of Clause 7.1, it will as soon as reasonably practicable give notice in writing thereof to the Company and will consult with the Company and, subject to being indemnified against any additional or increased expenses it may suffer or incur as a result of so doing, give full consideration to the views of the Company in relation to the manner in which the Subscriber shall conduct such claim.

7.4

The Company shall not, and shall procure that no member of the Group shall, at any time prior to or on the Closing Date do or omit to do anything which would cause any of the representations, warranties and undertakings set out in Clause 6 to be untrue.

8	TERMINATION
8.1	Notwithstanding anything contained in this Agreement, if at any time prior to 8:00 a.m. (Hong Kong time) on the Closing Date:
8.1.1	there develops, occurs or comes into force:
(i)

any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of the Subscriber has or is likely to have a Material Adverse Effect; or

(ii)

any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of the Subscriber is or would be materially adverse to the success of the Subscription; or

(iii)

any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of the Subscriber is or would be materially adverse to the success of the Subscription or make it impracticable or inexpedient to proceed therewith; or

(iv)

a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

(v)	a change or development involving a prospective change in Taxation which materially adversely affects the Group as a whole or the Subscription Shares; or
(vi)

any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(vii)

any suspension of dealings in the Shares on the Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Subscription, the Announcement or in connection with the issuance of the Relevant Securities); or

(viii)

any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai Stock Exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Closing Date; or

8.1.2

any breach of any of the representations, warranties and undertakings set out in Clause 5 or Clause 6 comes to the knowledge of the Subscriber or any event occurs or any matter arises on or after the date hereof and prior to the Closing Date which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of this Agreement on the part of the Company; or

8.1.3

there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of the Subscriber is materially adverse to the success of the Subscription, then and in any such case, the Subscriber may terminate this Agreement without liability to it and/or the Company (other than for any antecedent breach) by giving notice in writing to the Company, which notice may be given at any time prior to 8:00 a.m. (Hong Kong time) on the Closing Date.

8.2

In the event that  the Subscriber agree to terminate this Agreement in accordance with Clause 8.1, all obligations of each of the Parties under this Agreement shall cease and no Party shall have any claim against any other Party in respect of any matter arising out of or in connection with this Agreement except for:

8.2.1	any antecedent breach of any obligation under this Agreement; and
8.2.2	liabilities under Clause 7.
9	PUBLIC COMMUNICATION

Save for the Announcement and the shareholders’ circular relating to, amongst other things, the Subscription, for the purpose of the Shareholders’ Meeting and save as required by law or applicable regulation or by the U.S. Securities and Exchange Commission, the Stock Exchange or the SFC, each of the Parties hereby undertakes to procure that no public announcement or communication to the press or to the Stock Exchange concerning the Subscription shall be made by or on behalf of the Company between the date hereof and the Closing Date without the prior written approval (such approval not to be unreasonably withheld or delayed) from the Subscriber as to the content, timing and manner of making thereof.

10	TIME OF THE ESSENCE

Any time, date or period mentioned in this Agreement may be extended by mutual agreement between the Subscriber and the Company and but as regards any time, date or period originally fixed or any date or period so extended as aforesaid, time shall be of the essence.

11	NOTICES
11.1	All notices delivered hereunder shall be in writing in English and shall be communicated to the following addresses:

If to the Company, to:

Semiconductor Manufacturing International Corporation
No. 18 Zhangjiang Road
Pudong New Area
Shanghai 201203
The People’s Republic of China

Facsimile: +86-21-3861-0000 (ext 16109)
Attention: Yong Wang

If to Datang Telecom, to:

Datang Telecom Technology & Industry Holdings Co., Ltd.
18/F Edinburgh Tower
The Landmark
15 Queen’s Road
Central
Hong Kong

Facsimile: +86 1062301701
Attention: Ying Tian

If to the Subscriber, to:

Datang Holdings (Hongkong) Investment Company Limited
18/F Edinburgh Tower
The Landmark
15 Queen’s Road
Central
Hong Kong

Facsimile: +86 01062301701
Attention: Ying Tian

11.2

Any such notice shall be served either by hand or by facsimile. Any notice shall be deemed to have been served, if served by hand, when delivered and if sent by facsimile, on receipt of confirmation of transmission. Any notice received on a Saturday, Sunday or public holiday shall be deemed to be received on the next Business Day.

12	MISCELLANEOUS
12.1

Each Party undertakes with the other Parties that it shall execute and perform and procure that there are executed and performed such further documents and acts as any other Party may reasonably require to give effect to the provisions of this Agreement.

12.2

This Agreement constitutes the entire agreement and understanding between the Parties in connection with the Subscription. This Agreement supersedes all previous agreements or understandings which shall cease to have any further force or effect and no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement.

12.3

No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Subscriber and the Company. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

12.4	This Agreement may be executed in any number of counterparts and by the Parties on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.
12.5

No failure or delay by any Party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

12.6

This Agreement shall be binding upon, and inure solely to the benefit of, each Party and, to the extent provided herein, any directors, officers, employees and controlling persons of each Party, and their heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

12.7

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Ordinance (Cap 623 of the Laws of Hong Kong) to enforce any term of, or enjoy any benefit under, this Agreement, except that this does not affect any right or remedy of a third party which exists or is available apart from that Ordinance.

13	APPLICABLE LAW AND JURISDICTION
13.1

This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong for the time being in force and each of the Parties hereby irrevocably submits to the non-exclusive jurisdictions of the courts of Hong Kong in any legal suit, action or proceeding arising out of or based upon this Agreement. Each of the Subscriber and the Company hereby irrevocably waives any objection which it may now or hereafter have to the service of process or the laying of venue in connection with any such proceedings.

13.2

The Company agrees that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to the Company it at its principal place of business in Hong Kong. If the Company ceases to have a place of business in Hong Kong, the Company shall forthwith appoint a further person in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Subscriber of such appointment, and, failing such appointment within fifteen days, the Subscriber shall be entitled to appoint such a person by notice to the Company. Nothing contained herein shall affect the right to serve process in any other manner permitted by law.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first before written.

SIGNED by for and on behalf of SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION in the presence of:

in the presence of:
SIGNED by for and on behalf of DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD. in the presence of:

in the presence of:
SIGNED by for and on behalf of DATANG HOLDINGS (HONGKONG) INVESTMENT COMPANY LIMITED in the presence of: